UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

CSRA INC.

(Name of Subject Company)

CSRA INC.

(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

William J. Haynes II

Executive Vice President, General Counsel and Secretary

CSRA Inc.

3170 Fairview Park Drive

Falls Church, Virginia 22042

(703) 641-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission by CSRA Inc., a Nevada corporation (the “Company”), on March 5, 2018.

On February 9, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, General Dynamics Corporation (“Parent”), a corporation organized under the laws of Delaware, and Red Hawk Enterprises Corp. (“Merger Sub”), a Nevada corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub commenced a cash tender offer (the “Offer”) on March 5, 2018 to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $40.75 per share in cash, net of applicable withholding taxes and without interest.

On March 20, 2018, the Company, Parent and Merger Sub entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”). Pursuant to the Merger Agreement Amendment, Merger Sub has amended the terms of the tender offer to increase the offer price from $40.75 per share to $41.25 per share in cash, net of applicable withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The disclosure contained in Item 3 of the Schedule 14D-9 under the subsection “Outstanding Shares Held by Directors and Executive Officers” under the section “Arrangements between the Company and its Executive Officers, Directors and Affiliates” is hereby amended and restated, in its entirety, as follows:

“Outstanding Shares Held by Directors and Executive Officers

If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

The following table sets forth (i) the number of Shares beneficially owned as of March 16, 2018, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Options, RSUs and PSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer	Number of Shares (#)	Cash Consideration for Shares ($)
Lawrence B. Prior III	76,926	3,173,198
David F. Keffer	8,202	338,333
William J. Haynes II	24,124	995,115
John P. Reing	2,628	108,405
Paul Nedzbala	405	16,706
Kenneth Deutsch	3,560	146,850
Leigh Palmer	267	11,104
George Batsakis	—	—
John Dancy	618	25,493
Christian Marrone	—	—
William Luebke	746	30,773
Sally Sullivan(1)	6,538	269,693

Name of Director
Keith B. Alexander	3,900	160,875
Sanju K. Bansal	10,100	416,625
Michele A. Flournoy	10,100	416,625
Mark A. Frantz	10,100	416,625
Nancy Killefer	8,119	334,909
Craig L. Martin	28,500	1,175,625
Sean O’Keefe	14,319	590,659
Michael E. Ventling	10,100	416,625
Billie I. Williamson	10,300	424,875
John F. Young	6,200	255,750

(1)	Ms. Sullivan’s employment with the Company was terminated on November 10, 2017. The number of Shares held by her in the table above is based on the Company’s knowledge of her holdings as of the date of her termination.”

The disclosure contained in Item 3 of the Schedule 14D-9 under the subsection “Treatment of Company Equity Awards” under the section “Arrangements between the Company and its Executive Officers, Directors and Affiliates” is hereby amended and restated, in its entirety, as follows:

“Treatment of Company Equity Awards

Options. Pursuant to the Merger Agreement, each Option outstanding immediately prior to the Effective Time, whether or not then exercisable, will be cancelled as of such time. The holder of any such Option will be entitled only to the right to receive an amount in cash equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price (meaning, in the case of a stock appreciation right, the per Share “strike” or base price) of such Option and (y) the number of Shares subject to such Option. The Company agreed that it will pay to holders of Options such cash payment, if any, as soon as practicable after the Effective Time and in any case within 10 business days thereafter, without interest and less all applicable taxes to be withheld in respect of such payment.

Performance Share Units. Under the Merger Agreement and in accordance with the Company Stock Plan, as of immediately prior to the Effective Time, each outstanding PSU will become vested—solely to the extent of its “target” level as of such time—and cancelled in exchange for only the right to receive from the Company an amount in cash equal to the Offer Price and the value of any dividend equivalents accumulated or retained by the Company in respect of such PSU. The Company agreed that it will pay to holders of PSUs such cash payment as soon as practicable after the Effective Time and in any case within 10 business days thereafter, without interest and less all applicable taxes to be withheld in respect of such payment.

Restricted Stock Units Granted to Employees Prior to 2018. Under the Merger Agreement and in accordance with the Company Stock Plan, as of immediately prior to the Effective Time, each outstanding RSU granted to an employee prior to 2018 will become fully vested and cancelled in exchange for only the right to receive from the Company an amount equal to the Offer Price and the value of any dividend equivalents accumulated or retained by the Company in respect of such RSU. The Company agreed that it will pay to holders of RSUs such cash payment as soon as practicable after the Effective Time and in any case within 10 business days thereafter, without interest and less all applicable taxes to be withheld in respect of such payment.

Restricted Stock Units Granted to Employees in 2018. Pursuant to the Merger Agreement, RSUs granted to employees during calendar year 2018 (“2018 RSUs”) will, following the Effective Time, be converted into (i) restricted stock units that are subject to shares of the common stock of Parent (par value $0.001 per share) and (ii) a right to a cash payment of any dividend equivalents accumulated or retained by the Company prior to the Effective Time, which cash payment shall be made as soon as practicable after the Effective Date and in any case within 10 business days thereafter, without interest and less applicable taxes to be withheld in respect of such payment. Each RSU granted to an employee in 2018 will be converted into restricted stock units of Parent by multiplying the number of Shares subject to each such RSU by the fraction determined by dividing (A) the Offer Price of $41.25 per Share by (B) the average of the volume-weighted average price per share of Parent’s common stock trading on the New York Stock Exchange (the “NYSE”) for each of the 20 consecutive business days ending on (and including) the date of the Merger (such converted award, the “Converted RSUs”). The terms and conditions of such restricted stock units of Parent will, following the conversion of the RSUs granted to employees in 2018, be the same as the terms and conditions that applied to the corresponding awards of such RSUs prior to the Effective Time. The Offer, the Merger and the other transactions contemplated by the Merger Agreement will not, alone, give rise to either full or partial accelerated vesting of Company RSUs awarded in 2018. The RSUs awarded in 2018 (as converted, if applicable) will, however, accelerate in full upon a termination of employment for death, disability, or by the Company (or, following a change in control, the surviving corporation) without “cause” or due to an employee’s resignation for “good reason” (as such terms are defined in the Company’s Executive Officer Employment Separation Policy, without regard to whether such employee is covered by such policy).

Restricted Stock Units Granted to Non-Employee Directors. Under the Merger Agreement and in accordance with the Director Stock Plan, as of immediately prior to the Effective Time, each outstanding RSU awarded under the Director Stock Plan will become fully vested and cancelled in exchange for only the right to receive from the Company an amount equal to the Offer Price and the value of any dividend equivalents accumulated or retained by the Company in respect of such RSU. The Company agreed that it will pay to holders of RSUs such cash payment as soon as practicable after the Effective Time and in any case within 10 business days thereafter, without interest.

With respect to any amount payable that constitutes nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent that payment of such amount would otherwise cause the imposition of a tax or penalty under Section 409A of the Code, such payment will instead be made at the earliest time permitted under the Merger Agreement and the terms of the corresponding award that will not result in the imposition of such tax or penalty.

Since January 4, 2018 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting or settlement of RSUs or PSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

The table below sets forth, for each of our executive officers holding Options as of March 16, 2018 (i) the aggregate number of Shares subject to such Options and (ii) the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the excess of the Offer Price over the respective per-Share exercise prices of the applicable Options by the number of Shares subject to such Options.

Name of Executive Officer	Number of Shares Subject to Vested Options (#)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Options in Merger ($)
Lawrence B. Prior III	201,465	2,964,513	213,702	3,334,188	6,298,701
David F. Keffer	52,005	976,506	63,652	1,142,318	2,118,824
William J. Haynes II	40,103	611,539	59,919	962,792	1,574,331
John P. Reing	3,994	54,798	28,156	452,990	507,788
Paul Nedzbala	16,563	279,868	22,417	383,882	663,750
Kenneth Deutsch	32,363	517,875	19,539	297,064	814,939
Leigh Palmer	10,369	161,826	15,816	256,121	417,947
George Batsakis	31,291	660,580	22,048	378,819	1,039,399
John Dancy	5,749	89,617	8,092	132,363	221,980
Christian Marrone	3,544	58,405	7,088	116,810	175,215
William Luebke	7,799	114,609	7,452	114,745	229,354
Sally Sullivan	—	—	—	—	—

Pursuant to the terms of the Merger Agreement, the Company may, prior to the Effective Time, in the ordinary course of business consistent with past practice, grant each of our employees (including our executive officers) 2018 RSUs and each of our non-employee directors RSUs (i.e., awards in respect of the Company’s fiscal 2019 annual equity program). On February 22, 2018, the Company granted the following number of 2018 RSUs: (i) 32,209 2018 RSUs to Mr. Keffer, (ii) 26,994 2018 RSUs to Mr. Haynes, (iii) 13,791 2018 RSUs to Mr. Reing, (iv) 19,632 2018 RSUs to Mr. Nedzbala, (v) 17,669 2018 RSUs to Mr. Deutsch, (vi) 18,160 2018 RSUs to Ms. Palmer, (vii) 19,632 2018 RSUs to Mr. Batsakis, (viii) 7,362 2018 RSUs to Mr. Dancy, (ix) 9,202 2018 RSUs to Mr. Marrone and (x) 3,558 2018 RSUs to Mr. Luebke. In addition, on February 26, 2018, the Company granted: (i) 62,380 2018 RSUs to Mr. Prior and (ii) 3,900 RSUs to each non-employee director (except for Ms. Killefer, who received a grant of 5,400 RSUs).

The table below sets forth, for each of our executive officers and directors holding RSUs as of March 16, 2018, (i) the aggregate number of Shares subject to such RSUs that will be settled in connection with the transaction, (ii) the value of cash amounts payable in respect of such RSUs on a pre-tax basis as of the consummation of the Transaction, calculated by multiplying the Offer Price by the number of Shares subject to such RSUs and (iii) the value of cash dividend equivalents accumulated or retained by the Company in respect of such RSUs prior to the Effective Time. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the executive officer that are vested prior to the consummation of the Transactions.

Name of Executive Officer	Number of RSUs (#)(1)	Cash Consideration for RSUs ($)	Cash Consideration for Dividend Equivalents ($)	Total Cash Consideration ($)
Lawrence B. Prior III	78,616	3,242,910	39,308	3,282,218
David F. Keffer	58,292	2,404,545	33,855	2,438,400
William J. Haynes II	37,814	1,559,828	19,918	1,579,746
John P. Reing	29,366	1,211,348	17,578	1,228,926
Paul Nedzbala	26,177	1,079,801	14,088	1,093,889
Kenneth Deutsch	23,559	971,809	12,679	984,488
Leigh Palmer	21,596	890,835	11,623	902,458
George Batsakis	26,177	1,079,801	14,088	1,093,889
John Dancy	16,009	660,371	9,687	670,058
Christian Marrone	14,357	592,226	8,594	600,820
William Luebke(2)	2,627	108,364	7,054	115,418
Sally Sullivan	—	—	—	—

Name of Director	Number of RSUs (#)(3)	Cash Consideration for RSUs ($)	Cash Consideration for Dividend Equivalents ($)	Total Cash Consideration ($)
Keith B. Alexander	15,100	622,875	4,720	627,595
Sanju K. Bansal	8,900	367,125	1,000	368,125
Michele A. Flournoy	8,900	367,125	1,000	368,125
Mark A. Frantz	8,900	367,125	1,000	368,125
Nancy Killefer	19,900	820,875	5,980	826,855
Craig L. Martin	8,900	367,125	1,000	368,125
Sean O’Keefe	8,900	367,125	1,000	368,125
Michael E. Ventling	8,900	367,125	1,000	368,125
Billie I. Williamson	8,900	367,125	1,000	368,125
John F. Young	8,900	367,125	1,000	368,125

(1)	As discussed in greater detail above under “Treatment of Company Equity Awards – Restricted Stock Units Granted to Employees in 2018,” with the exception of the cash payment of any dividend equivalents accumulated or retained by the Company prior to the Effective Time, the 2018 RSUs do not automatically vest in connection with the Transactions and will instead be converted into restricted stock units subject to Shares of the common stock of Parent. For this reason, these 2018 RSUs were not included in the above table.
(2)	Mr. Luebke previously received an award of restricted stock units in respect of his prior employment at Computer Sciences Corporation (“CSC”), which award was scheduled to vest on May 22, 2018. In connection with the spin-off by CSC of CSRA on November 27, 2015, the terms and conditions of CSC restricted stock units for employees who transferred to CSRA were amended to provide for full acceleration upon a change in control of CSRA, their new employer. On April 1, 2017, as a result of the combination of CSC with the enterprise services business of the Hewlett Packard Enterprise Company, DXC Technology was formed and CSC restricted stock units held by Mr. Luebke were converted into restricted stock units of DXC. Upon the consummation of the merger, DXC will, within 10 days following the effective time, deliver to Mr. Luebke 708 shares of common stock of DXC subject to his award and the value of any dividend equivalents accumulated or retained by DXC in respect of such awards (as of March 16, 2018, in addition to settlement of 708 shares of common stock of DXC, Mr. Luebke would be entitled to payment of $2,896 in aggregate dividend equivalents accrued or retained by DXC). As of March 16, 2018, no other executive officers or directors of CSRA held any unvested DXC equity awards.
(3)	This includes the grant of RSUs in 2018 to directors, which vest upon the consummation of the Offer and, in the case of Mr. Alexander and Ms. Killefer, 6,200 and 7,700 shares, respectively, in respect of vested RSUs, the settlement of which has been deferred pursuant to their elections under the CSRA Nonqualified Deferred Compensation Plan.

The table below sets forth, for each of our executive officers holding PSUs as of March 16, 2018, (i) the aggregate number of target Shares subject to such PSUs, (ii) the value of cash amounts payable in respect of such PSUs on a pre-tax basis as of the consummation of the Transactions, calculated by multiplying the Offer Price by the number of target Shares subject to such PSUs and (iii) the value of cash dividend equivalents accumulated or retained by the Company in respect of such PSUs prior to the Effective Time. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the executive officers that are vested prior to the consummation of the Transactions.

Name of Executive Officer	Number of Target PSUs (#)	Cash Consideration for PSUs ($)	Cash Consideration for Dividend Equivalents ($)	Total Cash Consideration ($)
Lawrence B. Prior III	180,698	7,453,793	335,630	7,789,423
David F. Keffer	54,970	2,267,513	28,927	2,296,440
William J. Haynes II	58,389	2,408,546	31,533	2,440,079
John P. Reing	27,205	1,122,206	15,153	1,137,359
Paul Nedzbala	27,211	1,122,454	13,089	1,135,543
Kenneth Deutsch	26,957	1,111,976	49,014	1,160,990
Leigh Palmer	22,004	907,665	10,398	918,063
George Batsakis	26,944	1,111,440	12,849	1,124,289
John Dancy	10,165	419,306	4,733	424,039
Christian Marrone	9,318	384,368	4,339	388,707
William Luebke	6,395	263,794	3,385	267,179
Sally Sullivan	2,096	86,460	629	87,089”

The disclosure contained in Item 3 of the Schedule 14D-9 under the subsection “Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions” under the section “Arrangements between the Company and its Executive Officers, Directors and Affiliates” is hereby amended and restated, in its entirety, as follows:

“Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

Background

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” whose compensation was disclosed in the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company on June 27, 2017, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Transaction-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of March 16, 2018 calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purposes of the applicable compensation plan or agreement;

•	the change in control was consummated on March 16, 2018, the latest practicable date prior to the filing of this Schedule 14D-9;

•	each named executive officer experiences a qualifying termination immediately following the change in control; and

•	the value of the accelerated vesting of the named executive officers’ Company Equity Awards is calculated using the cash Offer Price of $41.25 per Share.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
Lawrence B. Prior III	6,482,449	16,979,004	29,592	23,491,045
David F. Keffer	2,036,738	7,205,779	33,482	9,275,999
William J. Haynes II	2,104,768	6,096,120	11,811	8,212,699
John P. Reing	1,408,684	3,388,154	33,482	4,830,320
Paul Nedzbala	1,548,520	3,423,134	23,673	4,995,327

(1)	Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers.
(2)	The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, calculated as follows:

(a)	Mr. Prior’s cash severance is equal to the sum of (a) two and one-half times the sum of (i) base salary for the year of termination and (ii) target annual incentive bonus, and (b) his pro-rated annual incentive bonus based upon actual performance. For purposes of this calculation, we assumed termination on March 16, 2018 and target performance achievement.

(b)	For the named executive officers other than Mr. Prior, cash severance is equal to two times the sum of (a) base salary for the year of termination, and (b) the average annual bonus payment for the last three fiscal years (annualizing any prior year bonus that was pro-rated to account for an executive officer’s partial year of employment).

All components of the cash amount are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment that occurs within two years (three years for a termination without cause for the named executive officers other than Mr. Prior) following the consummation of the Transactions). As a condition of receiving the severance benefits, each named executive officer must execute a release of claims and comply with restrictive covenants applicable to him or her.

The estimated amount of each component of the cash payment is set forth in the table below, with the target annual bonus for Mr. Prior and the average annual bonus payment for the last three fiscal years for the other named executive officers, as well as a pro-rated bonus for the year of termination based on actual achievement for Mr. Prior. Each of these amounts other than the pro-rated bonus will be multiplied by the applicable multiple for the named executive officer.

Name	Salary ($)	Bonus ($)	Pro-Rated Bonus ($)
Named Executive Officers
Lawrence B. Prior III	950,000	1,187,500	1,138,699
David F. Keffer	556,500	461,869	—
William J. Haynes II	550,000	502,384	—
John P. Reing	375,000	329,342	—
Paul Nedzbala	420,000	354,260	—

(3)	As described in more detail in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a “single-trigger” basis with respect to all unvested Options, RSUs and target PSUs held by such named executive officer as of March 16, 2018 the latest practicable date before the filing of this Schedule 14D-9, as well as on a “double-trigger” basis with respect to all unvested 2018 RSUs held by such named executive officers as of such date upon a qualifying termination as described below. Such unvested Company Equity Awards are valued based on the Offer Price of $41.25 per Share in respect of Shares subject to such Options, RSUs and target PSUs on a pre-tax basis at the Effective Time. With respect to Options, this amount represents the value of cash amounts payable in respect of such Options, calculated on a pre-tax basis by multiplying (i) the excess of the Offer Price over the respective per-Share exercise prices of the Options by (ii) the number of unvested Shares subject to such Options. With respect to RSUs, this amount represents the value of cash amounts payable in respect of such RSUs (and the value of any dividend equivalents accumulated or retained by the Company in respect of such RSUs (including the 2018 RSUs)), calculated on a pre-tax basis by multiplying the Offer Price by the number of Shares subject to such RSUs. With respect to PSUs, this amount represents the value of cash amounts payable in respect of such PSUs (and the value of any dividend equivalents accumulated or retained by the Company in respect of such PSU), calculated on a pre-tax basis by multiplying the Offer Price by the number of Shares subject to such PSUs assuming target performance achievement. As described in more detail in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards,” the Company is permitted to grant RSUs to its executive officers in 2018 (i.e., the 2018 RSUs, which represent the equity awards that would otherwise have been granted in respect of the fiscal year 2019 equity award program) that will be converted into restricted stock units subject to the common stock of General Dynamics, on the same terms and conditions as were applicable to such 2018 RSU immediately prior to the Effective Time, with respect to a number of shares of common stock of General Dynamics determined on the basis of an exchange ratio described in further detail above. The 2018 RSUs, which were granted on February 22, 2018 (February 26, 2018 for Mr. Prior) (as converted, if applicable) are, however, “double-trigger” and accelerate in full upon a termination of employment for death, disability by the Company (or, following a change in control, the surviving corporation) without “cause” or due to an employee’s resignation for “good reason” (as such terms are defined in the Separation Policy, without regard to whether such employee is covered by the policy).
(4)	Upon a qualifying termination of employment, the Company is required to provide continued coverage for 24 months (30 months for Mr. Prior) in the Company’s medical, dental and health plans. Such benefits are “double-trigger” and are subject to the same conditions as the cash severance payment described above.”

Under Item 3 of the Schedule 14D-9, the first paragraph of the subsection “Merger Agreement” under the section “Arrangements with Purchaser and Parent and their Affiliates” is hereby amended and restated, in its entirety, as follows:

“On February 9, 2018, the Company, Parent and Purchaser entered into the Merger Agreement and, on March 20, 2018, amended the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 —“The Transaction Documents—The Merger Agreement” and the description of the conditions of the Offer contained in Section 15 —“Conditions to the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CSRA Inc.

By:	/s/ William J. Haynes II
Name:	William J. Haynes II
Title:	Executive Vice President, General Counsel and Secretary

Dated: March 20, 2018